Room 4561

September 19, 2007

Mr. Barry Shaked
President, Chief Executive Officer and
  Chairman of the Board of Directors
Retalix, Ltd.
10 Zarhin Street
Ra'Anana 43000 Israel

> **Re:** **Retalix, Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 21, 2007**
> **File No. 000-29742**

Dear Mr. Shaked:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Very truly yours,

Mark Kronforst
Accounting Branch Chief